                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549




                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT




                                In respect of its
    U.S. Dollar 15,000,000 Redeemable Fixed Rate/Reverse Floating Rate Notes
                        of 2003, due September 23, 2013




                    Filed pursuant to Rule 3 of Regulation BW




                            Dated: September 23, 2003

        The following information regarding the U.S. Dollar 15,000,000 Redeemable Fixed Rate/Reverse Floating Rate Notes of 2003, due September 23, 2013 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement") , attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 17, 2002) is already on file with the Securities and Exchange Commission.

        Item 1.  DESCRIPTION OF OBLIGATIONS

               (a) U.S. Dollar 15,000,000 Redeemable Fixed Rate/Reverse Floating Rate Notes of 2003, due September 23, 2013.

               (b) The interest rate for the period from September 23, 2003 to September 23, 2004 will be 9.00 percent. The interest rate for the period from September 23, 2004 to September 23, 2013 will be calculated according to the following formula:

                       10.00 - 2 x 6-month USD LIBOR

The interest payment dates will be each March 23 and September 23, commencing on March 23, 2004 and ending on September 23, 2013.

               (c) Maturing September 23, 2013. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

               (d) Notes are automatically redeemable at par without notice on any interest payment date when the cumulative interest amount reaches 12.00 percent of the principal amount on a non-compounded basis.

               (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

               (f) Not applicable.

               (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

               (h) See Prospectus, pages 6-10.

               (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

        Item 2.  DISTRIBUTION OF OBLIGATIONS

               As of September 19, 2003, the Bank entered into a Terms Agreement with Morgan Stanley & Co. International Ltd. as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 15,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. Delivery of the Notes is expected to be made on or about September 23, 2003.

               The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

        Item 3.  DISTRIBUTION SPREAD

             Price to                 Selling Discounts          Proceeds to the
              Public                   and Commissions               Bank(1)
             --------                 -----------------          ---------------
        Per Unit: 100.00%                     N/A                     100.00%
      Total: USD 15,000,000                   N/A                 USD 15,000,000

        Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

               None

        Item 5.  OTHER EXPENSES OF DISTRIBUTION

               As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

        Item 6.  APPLICATION OF PROCEEDS

               The net proceeds will be used in the general operations of the Bank.

        Item 7.  EXHIBITS

                 A.   Pricing Supplement dated September 19, 2003

                 B.   Terms Agreement dated September 19, 2003


-------------
1  Without deducting expenses of the Bank, which are not yet known.

                                                                       EXHIBIT A

PRICING SUPPLEMENT




                                [WORLD BANK LOGO]




              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT




                          GLOBAL DEBT ISSUANCE FACILITY


                                    NO. 2660


                                  US$15,000,000
                REDEEMABLE FIXED RATE/REVERSE FLOATING RATE NOTES
                             DUE SEPTEMBER 23, 2013




                                 MORGAN STANLEY



            THE DATE OF THIS PRICING SUPPLEMENT IS SEPTEMBER 19, 2003

This document ("PRICING SUPPLEMENT") is issued to give details of an issue by International Bank for Reconstruction and Development (the "BANK") under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "PROSPECTUS"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

The following items under this heading "TERMS AND CONDITIONS" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue:

1        No.:                                              2660

2        Aggregate Principal Amount:                       US$15,000,000

3        Issue Price:                                      100.00 per cent. of the Aggregate Principal Amount

4        Issue Date:                                       September 23, 2003

5        Form of Notes (Condition 1(a)):                   Registered Notes only

6        Authorized Denominations                          US$1,000
         (Condition 1(b)):

7        Specified Currency (Condition 1(d)):              United States dollars ("US$")

8        Maturity Date (Conditions 1(a) and 6(a)):         September 23, 2013

9        Interest Basis (Condition 5):                     (i)      Fixed Interest Rate (Condition 5(I)) in
                                                                    respect of the period beginning on and
                                                                    including the Issue Date and ending on
                                                                    but excluding September 23, 2004; and

                                                           (ii)     Variable Interest Rate (Condition 5(II))
                                                                    in respect of the period beginning on
                                                                    and including September 23, 2004 to but
                                                                    excluding the Maturity Date

10       Fixed Interest Rate (Condition 5(I)):

         (a)   Interest Rate:                              9.00 per cent. per annum

         (b)   Fixed Rate Interest Payment Dates:          March 23, 2004 and September 23, 2004

11       Variable Interest Rate (Condition 5(II)):

         (a)   Business Day Convention:                    Following Business Day Convention

         (b)   Rate of Interest:                           Subject to the Minimum Interest Rate (defined in
                                                           Section 12(a) below), the Rate of Interest per
                                                           Authorized Denomination for the relevant Interest
                                                           Period will be a percentage rate, as calculated
                                                           by the Calculation Agent in



--------------------------------------------------------------------------------
                                        1


                                                           accordance with the following formula:

                                                           10.00 per cent. - (2 x Benchmark Rate)

                                                           where:

                                                           "BENCHMARK RATE" means the London Interbank
                                                           Offered Rate for deposits in United States
                                                           dollars for a period of six months which
                                                           appears on Moneyline Telerate Page 3750 (or
                                                           such other page that may replace that page on
                                                           that service or a successor service) at
                                                           11.00 a.m. London time on the relevant Interest
                                                           Determination Date.

                                                           If such rate does not appear on Moneyline
                                                           Telerate Page 3750 (or such other page that
                                                           may replace that page on that service or a
                                                           successor service) at the time and day
                                                           designated above in respect of the relevant
                                                           Interest Period, the Calculation Agent shall
                                                           determine the rate by requesting the principal
                                                           London office of each of four major banks in
                                                           the London Interbank market to provide a
                                                           quotation for the rate at which deposits in
                                                           United States dollars were offered to prime
                                                           banks in the London Interbank market for a
                                                           period of six months at approximately 11:00 a.m.
                                                           London time on the relevant Interest
                                                           Determination Date in an amount that is
                                                           representative for a single transaction in
                                                           the London Interbank market at such time.

                                                           If at least two such quotations are provided,
                                                           the rate shall be the arithmetic mean of
                                                           such quotations. If fewer than two quotations
                                                           are provided as requested, the rate shall be
                                                           the arithmetic mean of the rates quoted by
                                                           major banks in New York City, selected
                                                           by the Calculation Agent, at approximately
                                                           11:00 a.m., New York time, on such day for loans
                                                           in US$ to leading European banks for a
                                                           period of six months in an amount that is
                                                           representative for a single transaction in
                                                           the New York market at such time

                                                           PROVIDED THAT a maximum of 12.00 per cent. of
                                                           the Aggregate Principal Amount will be paid
                                                           in respect of the aggregate Interest Amount
                                                           under the Notes, which will be calculated as the
                                                           aggregate sum of all relevant Interest Amounts,
                                                           including the Fixed Rate Interest


--------------------------------------------------------------------------------
                                        2

                                                           Amounts, meaning that:

                                                           (i)      in the event of Mandatory Redemption (as
                                                                    defined in Section 17 below), the Interest
                                                                    Amount in respect of the relevant Interest
                                                                    Period shall be limited to the difference
                                                                    between 12.00 per cent. of the aggregate
                                                                    Principal Amount and the aggregate sum of
                                                                    the Interest Amounts with respect to all
                                                                    preceding  Interest  Periods  (including
                                                                    the Fixed Rate Interest Amount); or

                                                           (ii)     If no Early Redemption Event occurs prior to
                                                                    the Maturity Date, the Interest Amount payable
                                                                    in respect of the Interest Period ending on the
                                                                    Maturity Date shall be set as the difference
                                                                    between 12.00 per cent. of the aggregate
                                                                    Principal Amount and the aggregate sum of all
                                                                    Interest Amounts for all preceding Interest
                                                                    Periods (including the Fixed Rate Interest
                                                                    Amount)

         (c)   Interest Payment Dates:                     March 23 and September 23 of each year commencing
                                                           on March 23, 2005 and ending on the Maturity Date

         (d)   Calculation Agent:                          Citibank, N.A.

         (e)   Interest Determination Date:                The twentieth Relevant Business Day preceding the
                                                           relevant Interest Payment Date

12       Other  Variable  Interest Rate Terms
         (Condition 5(II) and (III)):

         (a)   Minimum Interest Rate:                      Zero per cent.

         (b)   Maximum Interest Rate:                      See Section 11(b) above

         (c)   Variable Rate Day Count Fraction(s)         30/360
               if not actual/360:

13       Relevant Financial Centre:                        New York

14       Relevant Business Day:                            New York and London

15       Issuer's Optional Redemption                      No
         (Condition 6(e)):

16       Redemption at the option of the Noteholders       No
         (Condition 6(f)):


--------------------------------------------------------------------------------
                                        3

17       Mandatory Redemption:                             All Notes will be redeemed without notice at
                                                           100.00 per cent. of the Aggregate Principal
                                                           Amount plus accrued interest thereon as provided
                                                           for under Section 11(b) on any Interest Payment
                                                           Date in the event that the Interest Amount
                                                           payable in respect of the Interest Period ending
                                                           on such Interest Payment Date, when aggregated
                                                           together with the sum of all Interest Amounts
                                                           (including the Fixed Rate Interest Amounts) for
                                                           the preceding Interest Periods, is calculated to
                                                           be equal to or greater than 12.00 per cent. of
                                                           the Aggregate Principal Amount of the Notes

18       Early Redemption Amount (including accrued        Principal amount of the Notes to be redeemed plus
         interest, if applicable) (Condition 9):           accrued interest thereon

19       Governing Law of the Notes:                       English

OTHER RELEVANT TERMS

1        Listing (if yes, specify Stock Exchange):         Luxembourg Stock Exchange

2        Details of Clearance System approved by the       DTC, Clearstream Banking, societe anonyme and
         Bank and the Global Agent and Clearance           and Euroclear Bank S.A./N.V., as operator of the
         Settlement Procedures:                            Euroclear System. Payment for the Notes will be
                                                           on a delivery versus payment basis

3        Syndicated:                                       No

4        Commissions and Concessions:                      None

5        Codes:

         (a)   ISIN                                        US45905UDG67

         (b)   Common Code                                 017582798

6        Identity of Dealer(s)/Manager(s):                 Morgan Stanley & Co. International Limited

7        Provisions for Registered Notes:

         (a)   Individual DefinitiveRegistered Notes       No. Interests in the DTC Global Note will be
               Available on Issue Date:                    exchangeable for Definitive Registered Notes only
                                                           in the limited circumstances described in the
                                                           Prospectus

         (b)   DTC Global Note(s):                         Yes; one

         (c)   Other Registered Global Notes:              No

GENERAL INFORMATION

The Bank's latest Information Statement was issued on September 15, 2003



--------------------------------------------------------------------------------
                                        4


The following additional selling restrictions shall apply to the issue:

United Kingdom:                                            Each Dealer is required to comply with all
                                                           applicable provisions of the Financial Services
                                                           and Markets Act 2000 with respect to anything
                                                           done by it in relation to the Notes in, from or
                                                           otherwise involving the United Kingdom

                                                           INTERNATIONAL BANK FOR
                                                           RECONSTRUCTION AND
                                                           DEVELOPMENT

                                                           By:

                                                           Authorized Officer






--------------------------------------------------------------------------------
                                        5

                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                                1818 H Street, NW
                             Washington, D.C. 20433




                                  GLOBAL AGENT

                                 CITIBANK, N.A.
                                 P.O. Box 18055
                               5 Carmelite Street
                                 London EC4Y 0PA




                                CALCULATION AGENT

                                 CITIBANK, N.A.
                                 P.O. Box 18055
                               5 Carmelite Street
                                 London EC4Y 0PA




                            LISTING AND SPECIAL AGENT
                                AND PAYING AGENT

                         BNP PARIBAS SECURITIES SERVICES
                          23, Avenue de la Porte-Neuve
                                L-2085 Luxembourg




                          LEGAL ADVISERS TO THE MANAGER

                                   LINKLATERS
                                 One Silk Street
                                 London EC2Y 8HQ


--------------------------------------------------------------------------------
                                        6

                                                                       EXHIBIT B


                            TERMS AGREEMENT NO. 2660
                     UNDER THE GLOBAL DEBT ISSUANCE FACILITY



September 19, 2003

International Bank for Reconstruction and Development
1818 H Street, N.W.
Washington, D.C. 20433



The undersigned agrees to purchase from you (the "BANK") the Bank's US$15,000,000 Redeemable Fixed Rate/Reverse Floating Rate Notes due September 23, 2013 (the "NOTES") described in the Pricing Supplement relating thereto and dated as of the date hereof (the "PRICING SUPPLEMENT") at 11.00 a.m. (New York time) on September 23, 2003 (the "SETTLEMENT DATE") at an aggregate purchase price of US$15,000,000 on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "STANDARD PROVISIONS"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "NOTES" refers to the Notes as defined herein. All other terms defined in the Prospectus dated October 7, 1997 the Pricing Supplement and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to the undersigned that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "PROSPECTUS" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the officer's certificate of the Bank referred to in Section 6(a), the validity opinion of Bank counsel referred to in Section 6(b), the validity opinion of Dealer counsel referred to in Section 6(c), the disclosure letters of Bank counsel and Sullivan & Cromwell referred to in Section 6(d), the accountants' letter referred to in Section 6(e), and the certificate of the Secretary of the Bank referred to in Section (f) of the Standard Provisions.

Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The following terms shall apply to the offering:


--------------------------------------------------------------------------------
                                        1

1        The Bank agrees that it will issue the Notes and Morgan Stanley & Co.
         International Limited ("MORGAN STANLEY") agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. of the aggregate principal amount of the Notes).

2 The purchase price specified above will be paid on the Settlement Date by Morgan Stanley (against delivery of the Notes to an account designated by Morgan Stanley) to Citibank, N.A. (DTC Account No. 2952) as Custodian for Cede & Co., as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3 The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions, which it has requested.

4 In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

6 For purposes hereof, the notice details of the undersigned are as follows:

         Morgan Stanley & Co. International Limited
         25 Cabot Square
         Canary Wharf
         London E14 4QA

         Attention: Head of Transaction Management Group - Debt Capital Markets

         Telephone:                 +44 (0)20 7677 7799
         Telex:                     8812564 MORSTN G
         Fax:                       +44 (0)20 7677 7999

7 All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8 This Terms Agreement shall be governed by, and construed in accordance with, the laws of England.

9 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.


--------------------------------------------------------------------------------
                                        2

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By:

Name:

Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By:

Name:

Title:








--------------------------------------------------------------------------------
                                        3